EXHIBIT 12.2 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended December 31

	Nine Months Ended September 30 2002	2001	2000	1999	1998	1997

	(in millions, except ratios)
Earnings

Income (Loss) Before Income Tax, Extraordinary Loss, and Cumulative Effect of Accounting Principle Change	$418.5	$825.1	$865.6	$(165.5)	$920.2	$916.7
Fixed Charges	133.3	189.0	197.1	155.2	138.3	101.1

Adjusted Earnings	$551.8	$1,014.1	$1,062.7	$(10.3)	$1,058.5	$1,017.8

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$120.0	$169.6	$181.8	$137.8	$119.9	$84.9
Amortization of Deferred Debt Costs	2.4	7.1	2.4	2.4	3.3	0.7
Portion of Rents Deemed Representative of Interest (a)	10.9	12.3	12.9	15.0	15.1	15.5
Preferred Stock Dividends	—	—	—	—	2.9	19.5

Total Combined Fixed Charges and Preferred Stock Dividends	$133.3	$189.0	$197.1	$155.2	$141.2	$120.6

Ratio of Earnings to Combined
Fixed Charges and Preferred Stock Dividends	4.1	5.4	5.4	(0.1)	7.5	8.4

(a)	Generally deemed to be one-third of rental expense